Exhibit 99.1

BiondVax Announces At-The-Market (ATM) Equity Offering Program

Jerusalem, Israel – October 2, 2020 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), developer of the Phase 3 clinical trial M-001 universal influenza vaccine candidate (“BiondVax” or the “Company”), today announced it has entered into an agreement with BofA Securities as lead sales agent, and Citigroup and Credit Suisse as participating sales agents (collectively, the “Agents”), related to a $100 million At-The-Market (the “ATM Program”) equity offering program pursuant to a prospectus supplement filed today with the Securities and Exchange Commission (the “SEC”).

BiondVax is not obligated to sell any American Depositary Shares (“ADSs”) under the ATM Program. The timing of any sales will depend on a variety of factors to be determined by BiondVax. The Company currently intends to use the net proceeds from the ATM Program, if any, for general corporate purposes, which may include working capital, research and development activities, regulatory matters, capital investment or other related purposes, and pre-commercialization and commercialization activities. We may also use a portion of any net proceeds to in-license, invest in or acquire businesses, assets or technologies that we believe are complementary to our own, although we have no current plans, commitments or agreements with respect to any in-license, investment or acquisition.

The BiondVax ADSs will be offered and sold through the Agents. Sales of ADSs may be made by any method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415 of the Securities Act of 1933, as amended. Sales may be made at market prices prevailing at the time of the sale, at prices related to prevailing market prices or at negotiated prices and, as a result, sales prices may vary.

Under the terms of the Agreement, BiondVax may also sell ADSs directly to any of the Agents, as principal for its own account, at a price agreed upon at the time of sale. If the Company agrees to sell shares to any Agent as principal, it will enter into a separate terms agreement with such Agent.

A shelf registration statement was previously filed with the SEC and declared effective by the SEC on August 10, 2020. A prospectus supplement adds to, updates or otherwise changes information contained in the accompanying prospectus and has been filed with the SEC and is available on the SEC’s website located at www.sec.gov. Prospective investors should read the prospectus, the prospectus supplement and other documents the Company has filed with the SEC (some of which are incorporated by reference into the prospectus and prospectus supplement) for more complete information about the Company, the ATM Program and the risks the Company currently is facing. You may obtain copies of the prospectus supplement and accompanying prospectus relating to the offering without charge by visiting the SEC’s website at www.sec.gov. Alternatively, the issuer, any sales agent or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by writing to BofA Securities at NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department or emailing dg.prospectus_requests@bofa.com, calling Citigroup at 1-800-831-9146 or calling Credit Suisse at 1-800-221-1037 or emailing usa.prospectus@credit-suisse.com.

This press release is for informational purposes only and is not an offer to sell or the solicitation of an offer to buy any ADSs of the Company, which is made only by means of a prospectus supplement and related prospectus. There will be no sale of ADSs in any jurisdiction in which the offer, solicitation of an offer to buy or sale would be unlawful.

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of seven completed Phase 1/2 and Phase 2 clinical trials enrolling 818 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial, which enrolled more than 12,400 participants over two flu seasons in 83 sites across seven countries, aims to assess safety and effectiveness of M-001 in reducing flu illness and severity.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, risks relating to the COVID-19 (coronavirus) pandemic, the prosecution, timing and results of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of our manufacturing facility in Jerusalem; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the U.S. Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise additional capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our prospectus filed today and our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to revise or update any forward-looking statement for any reason.

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